UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number:  001-39627
__________________

(Check One)

☒  Form 10-K          ☐  Form 20-F              ☐  Form 11-K              ☐  Form 10-Q

☐  Form 10-D          ☐  Form N-CEN          ☐  Form N-CSR

For Period Ended: December 31, 2021

  ☐ Transition Report on Form 10-K

  ☐ Transition Report on Form 20-F

  ☐ Transition Report on Form 11-K

  ☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Paya Holdings Inc.
Full Name of Registrant

N/A
Former Name if Applicable

303 Perimeter Center North, Suite 600
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30346
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Paya Holdings Inc. (the “Company”) lost its status as an emerging growth company on December 31, 2021, and as a result, the Company is required to evaluate the effectiveness of its internal control over financial reporting and comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act at December 31, 2021. Although the Company has dedicated significant resources to the completion of these processes and has made substantial progress, given the complex nature of the assessment of its internal control over financial reporting and that it is the first year that the Company is required to conduct the assessment, the Company needs additional time to complete these processes. As such, the Company is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort and expense. The Company will disclose its conclusions in its Annual Report on Form 10-K.

The Company does not expect to report any material changes to its financial results reported in its fourth quarter and full year 2021 earnings release. The Company anticipates filing its Form 10-K within the prescribed 15-day extension period.

PART IV — OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

Glenn Renzulli	(800)	261-0240
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements made in this Form 12b-25 are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are not guarantees of future results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual outcomes to differ materially from those discussed in the forward-looking statements. Forward-looking statements include, for example, the Company’s expectation of filing its Annual Report on Form 10-K within the anticipated time frame. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Paya Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2022

PAYA HOLDINGS INC.

By:	/s/ Glenn Renzulli
Name:	Glenn Renzulli
Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).